Exhibit 3.02

Amendment to Second Amended and Restated Bylaws of

Commerce Energy Group, Inc.

Section 3.2 of Article III of the Second Amended and Restated Bylaws of Commerce Energy Group, Inc. is hereby amended and restated in its entirety to read as follows:

“Number.  Subject to the rights, if any, of any series of Preferred Stock then outstanding, the authorized number of Directors of the Corporation shall be established, from time to time, by resolution of the Board.”